Exhibit 99.104

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in this registration statement on Form 40-F of NexGen Energy Ltd. of our report dated March 8, 2016 relating to the consolidated financial statements which appears in Exhibit 99.2 incorporated by reference in this registration statement.

We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in Exhibit 99.1 to this registration statement on Form 40-F.

“DAVIDSON & COMPANY LLP”

Davidson & Company LLP

Vancouver, Canada
April 21, 2017

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com